SCHEDULE 13D

                        Under the Securities and Exchange Act of 1934

                                             6
                                       (Amendment No.)

                                     STEWART W P & CO LTD
                                       (Name of Issuer)

                                        Common stock
                                (Title of Class of Securities)

                                          G84922106
                                       (CUSIP Number)

                                       James D. Brilliant
                                       805 Las Cimas Parkway
                                       Suite 430
                                       Austin, Texas   78746
                                       512-329-0050
                  (Name, Address and Telephone Number of Person Authorized to
                            Receive Notices and Communications)

                                          08/03/2007
                    (Date of Event Which Requires Filing of this Statement)


1 NAME OF REPORTING PERSON
  S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Van Den Berg Management, Inc., d/b/a Century Management
  TAX # 953017097

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

  A
  B x

3 SEC USE ONLY


4 Source of Funds

  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
  PURSUANT TO ITEMS 2(C) OR 2(E)

  []

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  USA

7 SOLE VOTING POWER

  59,195

8 SHARED VOTING POWER

  12,808,401

9 SOLE DISPOSITIVE POWER

  59,195

10 SHARED DISPOSITIVE POWER

  12,808,401

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  12,867,596

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

  N/A

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

  27.03%

14 TYPE OF REPORTING PERSON*

  IA

Item 1. Security and Issuer

  This statement relates to the shares of common stock, par value $0.001 per share ("Common Stock"), of STEWART W P & CO LTD.,(the "Company").
  The principal executive offices of the Company are located at TRINITY HALL 43 CEDAR AVE
  PO BOX 2905,
  HAMILTON HM LX,
  BERMUDA X0 10022

Item 2. Identity and Background

  (a) Name

    James D. Brilliant
 (b) Residence or business address

    805 Las Cimas Parkway
    Suite 430
    Austin, Texas   78746

  (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

    Vice President, Van Den Berg Management, Inc., d/b/a Century Management 805 Las Cimas Parkway
    Suite 430
    Austin, Texas   78746

  (d) Criminal Convictions or Proceedings

    N/A

  (e) Civil Judgements or Proceedings

    N/A

  (f) Citizenship

    USA

Item 3. Source and Amount of Funds or Other Consideration

    As Vice President, Van Den Berg Management, Inc., d/b/a Century Management he directed the purchase of 12,687,596 shares of the issuer directly, paid for with cash for the accounts of investment advisory clients for an aggregate price of $166,892,720.12.

Item 4.  Purpose of Transaction

    The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates for investment purposes. The beneficial ownership of the filer has exceeded 20%.

Item 5.  Interest in Securities of the Issuer

  (a) Amount and percentage beneficially owned:

    (i) 12,867,596 shares in his capacity as a controlling person of Van Den Berg Management, Inc., d/b/a Century Management.

  (b) Number of shares as to which such person has:

    (i)   sole power to vote or direct the vote:

          59,195

    (ii)  shared power to vote or direct the vote:

          12,808,401

    (iii) sole power to dispose or to direct the disposition:

          59,195

    (iv)  shared power to dispose or direct the disposition:

          12,808,401

  Reporting Person may be deemed to share power to vote and dispose of shares referred to herein as a result of his control of the investment adviser for whose advisory clients he is reporting.
  He may be deemed to have sole power to vote and direct the disposition of the shares referred to above.

  (c) A schedule of transactions effected in the last sixty days is attached hereto.

  (d) Ownership of More than Five Percent on Behalf of Another Person:

      The investment advisory clients have the right to receive the dividends from, or the proceeds from the sale of the securities in their respective accounts. To the best of Reporting Person's knowledge, no person has such interest relating to more than 5% of the outstanding class of securities.

  (e) Ownership of Less than Five Percent:

      N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    N/A

Item 7. Material to be Filed as Exhibits

    60 days of buying

Date            Quantity      Value
6/4/2007   11365  116433
6/6/2007   61670 623858.4
6/7/2007   90490 915443.3
6/8/2007   21290 213978.4
6/11/2007   31480 316194.8
6/12/2007   78235 786672.2
6/13/2007   10000 100479.2
6/14/2007    5310 53658.9
6/15/2007    2050 21119.95
6/18/2007   36735 371266.8
6/19/2007  113945 1189973
6/20/2007  863770 8990997
6/21/2007   29530 304210.3
6/22/2007   37550 383812.2
6/25/2007   13895 143491.5
6/26/2007  113090 1159822
6/27/2007   55515 587988.4
6/28/2007  144055 1553262
6/29/2007    3620 39994.55
7/2/2007  292325 3433547
7/3/2007  139545 1637410
7/5/2007   74380 880543.1
7/6/2007    8700  102965
7/9/2007   68935 834653.6
7/10/2007    1250 15869.9
7/11/2007   87825 1099684
7/12/2007    1995 25830.35
7/23/2007    2475 32674.5
7/24/2007    5960 77971.45
7/25/2007   12505  152910
7/26/2007      80  946.75
7/27/2007    8800 95577.45
7/30/2007    3045 32806.4
8/2/2007  118765 1207531
8/3/2007  180081 1905636

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        08/10/2007
                                        Date

                                        Signature
                                        James D. Brilliant/Vice President
                                        Name/Title